Exhibit 99.1

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Acquisition of Acquired West Virginia and Southwest Pennsylvania Properties

On December 22, 2014, Southwestern Energy Company (the “Company”) completed an acquisition of certain oil and gas assets from Chesapeake Energy Corporation covering approximately 413,000 net acres in West Virginia and southwest Pennsylvania targeting natural gas, natural gas liquids (“NGLs”) and crude oil contained in the Upper Devonian, Marcellus and Utica Shales for approximately $5.0 billion, subject to customary post- closing adjustments (the “Acquisition”).

The transaction was temporarily financed using a $4.5 billion 364-day senior unsecured bridge term loan credit facility (“Bridge Facility”) and a $500 million two-year unsecured term loan (“Term Facility”), which represents the financing utilized in the Company’s unaudited pro forma condensed combined financial statements filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K/A on January 7, 2014. The Company repaid all principal and interest outstanding on the $4.5 billion Bridge Facility in January 2015 after permanent financing was finalized.

On January 21, 2015, the Company completed concurrent underwritten public offerings of 30,000,000 shares of its common stock (“Common Stock”) and 34,500,000 depositary shares (both share counts include shares issued as a result of the underwriters exercising their options to purchase additional shares). Net proceeds from the offerings totaled approximately $2.3 billion after underwriting discounts and offering expenses. The Common Stock offering was priced at $23.00 per share. Net proceeds, after underwriting discount and expenses, from the Common Stock offering were approximately $669 million. Net proceeds, after underwriting discount and expenses, from the depositary share offering were approximately $1.7 billion. Each depositary share represents a 1/20th interest in a share of the Company’s 6.25% Series B Mandatory Convertible Preferred Stock (“Mandatory Convertible Preferred Stock”), with a liquidation preference of $1,000 per share (equivalent to a $50 liquidation preference per depositary share). The proceeds from the offerings were used to partially repay borrowings under the Company’s Bridge Facility.

On January 23, 2015, the Company completed a public offering of $350 million aggregate principal amount of its 3.300% senior notes due 2018 (the “2018 Notes”), $850 million aggregate principal amount of its 4.050% senior notes due 2020 (the “2020 Notes”) and $1 billion aggregate principal amount of its 4.950% senior notes due 2025 (the “2025 Notes” and together with the 2018 Notes and the 2020 Notes, the “Notes”), with net proceeds from the offering totaling approximately $2.2 billion after underwriting discounts and offering expenses. The Notes were sold to the public at a price of 99.949% of their face value for the 2018 Notes, 99.897% of their face value for the 2020 Notes and 99.782% of their face value for the 2025 Notes. The proceeds from the offering were used to repay all principal and interest remaining outstanding under the Company’s Bridge Facility and were used to repay a portion of amounts outstanding under the Company’s revolving credit facility.

Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements and accompanying notes reflect the pro forma effects of the Acquisition and financing assuming the use of the Notes, Term Facility, Common Stock and Mandatory Convertible Preferred Stock (“Permanent Financing”) as of January 1, 2014. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 have been prepared based on the Company’s historical consolidated statements of operations for such periods, and were prepared as if the Acquisition and related financing had occurred on January 1, 2014.

The initial purchase accounting for the Acquisition is not complete and adjustments to estimated amounts, or recognition of additional assets acquired or liabilities assumed, may occur as more detailed reviews and valuations are completed and additional information is obtained about the facts and circumstances that existed as of the acquisition date. Additionally, the unaudited pro forma condensed combined financial statements do not reflect costs of integration activities or benefits that may result from other efficiencies.

The pro forma data is based on assumptions and include adjustments as explained in the notes herein. Management believes that the assumptions used to prepare the unaudited pro forma condensed combined financial statements and accompanying notes provide a reasonable and reliably determinable basis for presenting the significant effects directly attributable to the Acquisition and related financing. The pro forma data should not be viewed as indicative of what the actual financial position or results of operations would have been had we completed the transaction on the above dates, nor are they necessarily indicative of future results. The unaudited pro forma condensed combined financial statements should be read together with the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and the historical Statements of Revenues and Direct Operating Expenses of the Acquisition and the notes thereto for the three years ended December 31, 2013 filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A on January 7, 2015.

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Southwestern Historical	Pro Forma Acquisition Adjustments			Pro Forma Financing Adjustments			Southwestern Pro Forma
	(in millions, except share/per share amounts)
Operating Revenues:
Gas sales	$2,827	$128	(a	)	$—			$2,955
Gas marketing	996	—			—			996
Oil sales	22	147	(a	)	—			169
NGL sales	—	126	(a	)				126
Gas gathering	193	—			—			193

	4,038	401			—			4,439

Operating Costs and Expenses:
Gas purchases—midstream services	980	—			—			980
Operating expenses	427	38	(a	)	—			465
General and administrative expenses	221	—			—			221
Depreciation, depletion and amortization	942	189	(b	)	—			1,131
Taxes, other than income taxes	95	34	(a	)	—			129

	2,665	261			—			2,926

Operating Income	1,373	140			—			1,513

Interest Expense:
Interest on debt	101	—			103	(c	)	204
Other interest charges	13	—			3	(c	)	16
Interest capitalized	(55)	—			(152)	(c	)	(207)

	59	—			(46)			13
Other Gain, Net	(4)	—			—			(4)
Gain on Derivatives	139	—			—			139

Income Before Income Taxes	1,449	140			46			1,635
Provision for Income Taxes:
Current	21	—			—			21
Deferred	504	51	(d	)	17	(d	)	572

	525	51			17			593

Net Income	$924	$89			$29			$1,042

Mandatory convertible preferred stock dividend	—	—			108	(e	)	108
Participating securities—mandatory convertible preferred stock	—	—			131	(e	)	131
Net Income Attributable to Common Stock	$924	$89			$(210)			$803

Earnings Per Share:
Basic	$2.63							$2.11

Diluted	$2.62							$2.10

Weighted Average Common Shares Outstanding:
Basic	351,446,747							381,446,747

Diluted	352,410,683							382,410,683

The accompanying notes are an integral part of these

unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1)	BASIS OF PRESENTATION

On December 22, 2014, Southwestern Energy Company (the “Company”) completed an acquisition of certain oil and gas assets from Chesapeake Energy Corporation covering approximately 413,000 net acres in West Virginia and southwest Pennsylvania targeting natural gas, natural gas liquids (“NGLs”) and crude oil contained in the Upper Devonian, Marcellus and Utica Shales for approximately $5.0 billion, subject to customary post- closing adjustments (the “Acquisition”).

The transaction was temporarily financed using a $4.5 billion 364-day senior unsecured bridge term loan credit facility (“Bridge Facility”) and a $500 million two-year unsecured term loan (“Term Facility”). The Company repaid all principal and interest outstanding on the $4.5 billion Bridge Facility in January 2015 after Permanent Financing was finalized.

The historical financial information is derived from the historical, consolidated financial statements of the Company and the historical statements of revenues and direct operating expenses for the Chesapeake Properties (which are based on information provided by Chesapeake). The unaudited pro forma condensed combined statements of operations were prepared assuming the Acquisition and related Permanent Financing occurred on January 1, 2014.

The unaudited pro forma condensed combined financial statements and underlying pro forma adjustments are based upon currently available information and certain estimates and assumptions made by the Company’s management; therefore, actual results could differ materially from the pro forma information. However, management believes the assumptions provide a reasonable basis for presenting the significant effects of the Acquisition and related financing transactions. These unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and may or may not provide an indication of results in the future. As part of the Acquisition, the Company has obligations for demand charges under firm transportation agreements and gathering agreements that vary in length over approximately the next 40 years, with a peak capacity of approximately 517 MMcf/day in 2017.

(2)	PRO FORMA ADJUSTMENTS AND OTHER INFORMATION

Statements of Operations. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2014 reflect the following adjustments:

(a)	Revenues, direct operating expenses, and taxes, other than income taxes, of the oil and natural gas properties acquired in the Acquisition. The pro forma adjustments represent the reclassification of the acquired Properties’ gas, oil and NGL sales, and direct operating expenses, to conform to the presentation of the Company.

(b)	Depreciation, depletion and amortization (“DD&A”) and accretion expense for ARO related to the Properties. DD&A was calculated using the unit-of-production method under the full-cost method of accounting, and includes adjustments for (1) the increase in DD&A reflecting the fair values and production volumes attributable to the Properties and (2) the revision to the Company’s DD&A rate reflecting the proved reserve volumes acquired and future development costs associated with the Acquisition. The pro forma DD&A rate is $1.16 per Mcfe for the year ended December 31, 2014. This adjustment also includes the straight-line depreciation on other property and equipment of $3.4 million and the additional accretion expense on ARO of $3.0 million attributable to the Properties for the year ended December 31, 2014.

(c)	Interest expense, net of capitalized interest, and amortization of deferred financing costs and fees associated with the assumed borrowings under the Notes and Term Facility for the period presented. The Company assumed other interest charge expense of $3.1 million associated with the amortization of deferred financing costs and fees, for the year ended December 31, 2014. Interest expense of $103.2 million was computed using an estimated interest rate of 1.5% for assumed borrowings of $500 million under our Term Facility, an interest rate of 3.3%, 4.05%, and 4.95% for our Notes due 2018, 2020, and 2025, respectively, for the year ended December 31, 2014. A 1/8% change in the interest rate associated with the Notes and Term Facility would result in a change in interest expense of approximately $3.3 million for the year ended December 31, 2014. Interest capitalized for the year ended December 31, 2014 was assumed to be $151.6 million.

(d)	Income tax expense for the year ended December 31, 2014 was recorded at 36.2% of pre-tax net income. The Company’s effective tax rate for the period presented is consistent with the statutory tax rate applicable to the U.S. and the blended state rate for the states in which the Company conducts business.

(e)	The mandatory convertible preferred stock entitles the holders to a proportional fractional interest in the rights and preferences of the convertible preferred stock, including conversion, dividend, liquidation and voting rights. Unless converted earlier at the option of the holders, on or around January 15, 2018 each share of convertible preferred stock will automatically convert into between 37.0028 and 43.4782 shares of the Company’s common stock (and, correspondingly, each depositary share will convert into between 1.85014 and 2.17391 shares of the Company’s common stock), subject to customary anti-dilution adjustments, depending on the volume-weighted average price of the Company’s common stock over a 20 trading day averaging period immediately prior to that date.

The mandatory convertible preferred stock has the non-forfeitable right to participate on an as converted basis at the conversion rate then in effect in any common stock dividends declared and as such, is considered a participating security. As such, it is included in the computation of basic and diluted earnings per share, pursuant to the two-class method. In the calculation of basic earnings per share attributable to common shareholders, participating securities are allocated earnings based on actual dividend distributions received plus a proportionate share of undistributed net income attributable to common shareholders, if any, after recognizing distributed earnings. The Company assumed dividends of approximately $108 million were declared for the year ended December 31, 2014. Weighted average common shares issuable upon the assumed conversion of the mandatory convertible preferred stock totaling 63,829,830 shares were excluded from the computation of diluted earnings per share as such conversion would have been antidilutive.